Division of Corporate Finance
Securities and Exchange Commission
January 5, 2024

January 5, 2024

Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Blake Grady and Perry Hindin

Re:	Silver Star Properties REIT, Inc.
PREC14A filed December 22, 2023 by Allen Hartman et. al File No. 001-41786
DFAN14A filed December 22, 2023 by Allen Hartman et. al File No. 001-41786
DFAN14A filed December 22, 2023 by Allen Hartman et. al File No. 001-41786

Ladies and Gentlemen:

This letter is being submitted on behalf of the filing persons of the above-referenced filings in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in your letter dated January 3, 2024 (the “Comment Letter”).

In addition, we hereby submit for filing via EDGAR a revised draft of the Preliminary Consent Revocation Statement on Schedule 14A filed December 22, 2023 (the “Consent Revocation”), incorporating revisions requested by the Commission in the Comment Letter. The revised Consent Revocation submitted herewith is referred to herein as the “Revised Consent Revocation”. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Revised Consent Revocation.

The text of the Comment Letter has been reproduced herein, in bold, with our responses below each numbered comment.

Preliminary Consent Revocation Statement on Schedule 14A filed December 22, 2023 General

1.	Please provide disclosure that is responsive to the requirements of Rule 14a-5(e). See Item 1(c) of Schedule 14A.

Please see the revised disclosure in the Revised Consent Revocation.

2.	Advise us, with a view toward revised disclosure, whether or not the consent revocation card is only valid for a specified number of days under the laws of the governing state jurisdiction.

Please see the revised disclosure in the Revised Consent Revocation.

Division of Corporate Finance
Securities and Exchange Commission
January 5, 2024

Background of the Consent Solicitation, page 4

3.	We note your statement that “[o]n October 25, 2023, the Board adopted a second amendment to the Bylaws ... upon realizing that the Executive Committee was prohibited by Maryland law from adopting bylaw amendments” (emphasis added). With a view towards disclosure, please provide support for this statement.

Please see the revised disclosure in the Revised Consent Revocation.

Questions and Answers About This Consent Revocation Statement, page 6

4.	Advise us, with a view toward revised disclosure, what consideration was given to describing the option security holders have to revoke a previously submitted blue consent revocation card by submitting a later-dated white consent card. Refer to Item 2 of Schedule 14A.

Please see the revised disclosure in the Revised Consent Revocation.

5.	Please revise this section to clarify the effect of marking “DO NOT REVOKE MY CONSENT” on the blue consent revocation card. In this respect, if a shareholder has already submitted a white consent card, disclose whether there is a risk that the execution of a subsequently dated blue consent revocation card could be counted as a revocation regardless of the box selected.

Please see the revised disclosure in the Revised Consent Revocation.

DFAN14A filed December 22, 2023

General

6.	Refer to the following statements made in the bullet points within the letter to shareholders (emphasis added):

•	Silver Star’s rogue Board of Directors has ignored my demands for a liquidation mandated by the Company’s charter, and instead has named Haddock as the CEO of the Company and has awarded themselves Performance Units which we expect to have a potentially significant value;
•	Their plans to reposition Silver Star as a self-storage company with their very limited self-storage experience puts your money at risk and delays a return of your investment;
•	A vote for Silver Star’s consent solicitation would entrench the rogue directors as board members and could block you from having a choice at an annual meeting;
•	As the largest shareholder, I have suffered losses of value due to their mismanagement. The Company’s occupancy has declined precipitously since they fired me and took over;
•	After firing me, they hired two outside CEOs that have both turned over with no notice in the last year; and
•	They are willing to say anything, regardless of its truth.

Division of Corporate Finance
Securities and Exchange Commission
January 5, 2024

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the foregoing and revise accordingly.

We propose to revise and re-file our disclosure regarding the letter to shareholders in the form attached as Exhibit A hereto, upon receipt of the Commission’s approval of our revisions. Please let us know if you have any further comments to such disclosure. In addition we have chosen to address the last bullet point highlighted by the Commission directly below. Please see below the following examples of false or misleading statements made by Silver Star, which we provide herein as a supplemental basis for the assertion that “They are willing to say anything, regardless of its truth”:

o	In their Definitive Additional Materials filed with the Commission on January 5, 2024, Silver Star alleged, referring to me, that, “He was even using his inexperienced daughter, never having made a dime for any stockholder, to contact you and is still grooming her to take over your company if he regains control.” This statement is not only unkind but false. My daughter has provided support to me that is suitable to her experience level, and I am not and have never positioned her to be my successor at Silver Star.
o	In their Definitive Additional Materials filed with the Commission on December 29, 2023, Silver Star alleged that I caused a drop in occupancy at our income-producing properties that triggered a drop in Silver Star’s NAV. This statement is false. Occupancy was steady during my tenure, and was at 79% as of September 2022, the last month that I served as CEO; occupancy has now fallen under Gerald Haddock’s leadership to 75%, based on Silver Star’s Quarterly Report for the third quarter of 2023.
o	In a press release dated November 29, 2023, Silver Star alleged that I was responsible for high executive turnover. This statement is false. There was no executive turnover during my tenure. Dave Wheeler, CIO now Co-CEO, has a 20-year tenure at Silver Star. Lou Fox, former and current CFO, has a 15-year tenure. Kim Strickland, former COO, had a 10-year tenure and was terminated by Gerald Haddock. The previous General Counsel, Mark Torok, had a 6-year tenure and was promoted to the position of CEO in 2022 but resigned after 6 months. He subsequently left to start his own organization (which was later acquired by Silver Star Properties REIT). He was named CEO successor to Al Hartman in 2022 again, and then fired by Gerald Haddock 3 months later.

DFAN14A filed December 22, 2023 General

7.	Refer to the following statements made in the press release (emphasis added):

•	Hartman wishes to announce that the Hartman Group objects strongly to the re- election of the incumbent directors, as well as the election process that they are running seemingly for their own benefit at the expense of the stockholders;

Division of Corporate Finance
Securities and Exchange Commission
January 5, 2024

•	The occupancy of the portfolio has plummeted under Mr. Haddock’s leadership and assets are selling for depreciated prices; and
•	[O]ccupancy has dropped precipitously since Haddock took over 1 year ago.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the foregoing and revise accordingly.

We propose to revise and re-file our disclosure regarding the press release in the form attached as Exhibit B hereto, upon receipt of the Commission’s approval of our revisions. Please let us know if you have any further comments to such disclosure.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 589-4233 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Adam W. Finerman
Adam W. Finerman, Partner, Baker & Hostetler LLP

Exhibit A

Revised Disclosure Regarding Letter to Shareholders

[See attached]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant     ☐

Filed by a Party other than the Registrant     ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☒	Soliciting Material under §240.14a-12

Silver Star Properties REIT, Inc.
(Name of Registrant as Specified in Its Charter)

Allen R. Hartman Hartman XX Holdings, Inc. Hartman vREIT XXI, Inc. Hartman Family Protection Trust LISA HARTMAN Charlotte Hartman VICTORIA HARTMAN MASSEY MARGARET HARTMAN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

~~On December 22, 2023,~~The below message is a revision of the message distributed by Allen Hartman and the other members of the Hartman Group ~~distributed the message below~~ to the stockholders of Silver Star Properties REIT, Inc.~~:~~, on December 22, 2023.

Subject Line: Your Silver Star Investment: Message from Allen Hartman

Silver Star Shareholder,

You may have received information from Silver Star regarding a consent solicitation. We will be sending you a consent revocation statement. I strongly urge you to not vote in Silver Star’s consent solicitation, for the following reasons:

•	Silver Star’s rogue Board of Directors has determined not to liquidate the Company, but rather to embark upon a plan to obtain a listing on a national exchange “and satisfy the requirements of the Company’s charter”, as per their Definitive Additional Materials filed with the SEC on December 29, 2023. I firmly believe that it is too late to satisfy the applicable charter requirements at this time in the manner suggested by Silver Star, and that liquidating Silver Star now is the only way to comply with the charter.

•	Instead of liquidating Silver ~~Star’s rogue~~Star, the Board of Directors has ~~ignored my demands for a liquidation mandated by the Company’s charter, and instead has~~ named Haddock as the ~~CEO~~Co-CEO of the Company ~~and~~, has awarded ~~themselves~~the members of the Executive Committee Performance Units which we expect to have a potentially significant value, and has adopted the new self-storage strategy without first obtaining stockholder approval.

~~•~~	~~Their plans to reposition Silver Star as a self-storage company with their very limited self-storage experience puts your money at risk and delays a return of your investment.~~

•	We firmly believe that the Board’s plans to reposition Silver Star as a self-storage company with puts your money at risk. Any new strategy would come with inherent risk, but we are particularly concerned that the current leadership time may not have sufficient experience in self-storage to execute the new strategy successfully. In any case, the current plan to implement the self-storage strategy and pursue a stock exchange listing will delay what would otherwise, if Silver Star were liquidated, be a return of capital to you.

•	~~A~~We firmly believe that a vote for Silver Star’s consent solicitation would ~~entrench the rogue directors~~further what we believe to be the Board’s goals of entrenching themselves as board members and could block you from having a choice at an annual meeting.

•	As the largest shareholder, I fear that I have suffered losses of value ~~due to their mismanagement. The Company’s occupancy has declined precipitously since they fired me and took over.~~that may have not been fully disclosed in Silver Star’s periodic SEC reports, stemming from a decline in occupancy at our income-producing investment properties. Silver Star has historically disclosed occupancy percentages with respect to income-producing properties owned by it and its subsidiaries; in its Quarterly Report on Form 10-Q for the period ended September 30, 2022, for example, it reported occupancy percentages based on 44 properties. But Silver Star abruptly switched its disclosure method in its Quarterly Report on Form 10-Q for the period ended September 30, 2023, so that the occupancy percentage only pertains to the 3 properties directly owned by Silver Star. I can only speculate that the switch in disclosure was intentionally motivated, perhaps to allow Silver Star to omit disclosure of lower occupancy at its properties owned by its subsidiaries. One thing is certain, which is that in the Quarterly Report for the third quarter of 2023, the last report citing directly and indirectly owned properties, Silver Star disclosed an occupancy percentage of 75%, which is the lowest occupancy percentage for the third quarter in the last 5 years (and lower than even the occupancy percentage during the COVID-19 pandemic).

•	After firing me, they hired two outside CEOs that have both turned over ~~with no notice~~ in the last year.

•	The Company’s independent auditor recently terminated their relationship with the Company.

•	~~They~~In our view, they are willing to say anything, regardless of its truth.

Is this who you want to be managing your hard-earned money, or do you want it back? We will be sending our consent revocation statement. We urge you not to vote in Silver Star’s consent solicitation.

Please see the full story in the attached and linked press release.

Should you have any questions, please contact our proxy solicitor at the below contact information. With your help, we will regain control of this company, and return your capital to you.

Yours Truly,

Allen R Hartman

Former CEO, Director, and Largest Shareholder of Silver Star Properties REIT, Inc.

Toll Free (877) 972-0090

info@investor-com.com

Additional Information

The persons identified on the cover page hereto (collectively, the “Hartman Group”) have filed a Preliminary Consent Revocation Statement (the “Preliminary Consent Revocation Statement”) together with a BLUE consent revocation card with the SEC in connection with the consent solicitation initiated by Silver Star Properties REIT, Inc. (the “Consent Solicitation”), and intends to file a Definitive Consent Revocation Statement (the “Definitive Consent Revocation Statement”) as soon as possible. STOCKHOLDERS ARE URGED TO READ THE PRELIMINARY CONSENT REVOCATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE DEFINITIVE CONSENT REVOCATION STATEMENT WHEN AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT THE HARTMAN GROUP FILES WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the Preliminary Consent Revocation Statement, the Definitive Consent Revocation Statement when available, and any amendments or supplements thereto and any other documents (including the BLUE consent revocation card) at the SEC’s website (http://www.sec.gov). PLEASE DO NOT MAKE ANY DECISION REGARDING SILVER STAR’S CONSENT SOLICITATION UNTIL YOU RECEIVE OUR MATERIALS.

Certain Information Regarding Participants

The respective members of the Hartman Group may be deemed to be participants in the solicitation of consent revocation cards from stockholders in connection with the Consent Solicitation. Additional information regarding the identity of these participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Preliminary Consent Revocation Statement and will be set forth in the Definitive Consent Revocation Statement and any other materials to be filed with the SEC in connection with the Consent Solicitation.

Exhibit B

Revised Disclosure Regarding Press Release

[See attached]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant     ☐

Filed by a Party other than the Registrant     ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☒	Soliciting Material under §240.14a-12

Silver Star Properties REIT, Inc.
(Name of Registrant as Specified in Its Charter)

Allen R. Hartman Hartman XX Holdings, Inc. Hartman vREIT XXI, Inc. Hartman Family Protection Trust LISA HARTMAN Charlotte Hartman VICTORIA HARTMAN MASSEY MARGARET HARTMAN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

Allen Hartman and the Hartman Group, Largest Stockholder of Silver Star Properties, Announces Opposition to Company’s Consent Solicitation

Raises Concerns About Recent Actions by Incumbent Directors

~~December 14, 2023~~January [___], 2024—(BUSINESS WIRE)-- Silver Star Properties REIT, Inc. (“Silver Star” or the “Company”) on November 29, 2023 filed with the SEC a definitive proxy statement on Schedule 14A, with respect to its solicitation of consents from stockholders purportedly in lieu of annual meeting for the 2023 fiscal year (the "Consent Solicitation").  The Company is seeking stockholder consent, among other things, to re-elect three incumbent directors to the Board of Directors (the “Board”) and thereafter reduce the number of directors from four to three, thereby effectively removing Allen Hartman (“Hartman”) from the Board.

Hartman, former long-time CEO and a current director of the Company, and his affiliates (the “Hartman Group”), collectively, own approximately 13.2% of the Company’s common stock, and is the Company’s largest stockholder. In contrast, Silver Star’s incumbent directors collectively own less than 0.25% of Silver Star’s outstanding shares!

In furtherance of stockholder interests at large, Hartman wishes to announce that the Hartman Group objects strongly to the re-election of the incumbent directors, as well as the election process that they are running seemingly ~~for their own benefit at the expense of the stockholders.~~, in our view, to secure their control of the Company, continue to receive compensation, and implement their vision of the Company’s future even while depriving stockholders of the opportunities to consider electing an alternative director slate at an annual meeting, to receive immediate value as a result of liquidation of the Company, or to vote on any alternative strategy under which the Company would continue to operate.

THE CONSENT SOLICITATION FOR DIRECTOR ELECTIONS PRESENTS A FALSE CHOICE

Silver Star’s Board is presently composed of four directors, Jack I. Tompkins, Gerald W. Haddock and James S. Still, and Hartman. Tompkins, Haddock and Still (the “Entrenched Directors”) have taken steps to eliminate Hartman’s influence by acting as the Executive Committee of the Board, which makes virtually all decisions for the Company. In fact, Hartman believes the Entrenched Directors are trying to block stockholders from having a choice in the future of Silver Star, and instead are taking actions as a result of which they will continue to run Silver Star and receive compensation. Are the Entrenched Directors afraid that if permitted the stockholders will vote them out of office?

Silver Star has not held an annual meeting of stockholders in a number of years. The Entrenched Directors have blocked all of Hartman’s efforts to hold an annual meeting where stockholders could have a choice between re-electing the Entrenched Directors versus an alternative slate that has a different vision of the Company. This summer, Hartman reminded the Company of its obligations under law and its charter to hold an annual meeting for the purpose of electing directors and asked when one would be scheduled. Rather than schedule a meeting, the Board enacted a bylaw amendment in an attempt to avoid an annual meeting where stockholders would have a choice, and instead the bylaw amendment would permit directors to be elected by stockholder consent obtained through a consent solicitation. The Hartman Group believes the bylaw amendment was made in bad faith by the Entrenched Directors, is a blatant manipulation of the corporate machinery by them to remain in office, and violates Silver Star’s charter and Maryland law. Hartman has been forced to resort to litigation, and has in fact sued the Company and the Entrenched Directors to declare the bylaw amendment invalid and to compel an annual meeting.

There is a crucial difference between an annual meeting and the type of consent solicitation in which Silver Star is engaged. Whereas directors are elected at an annual meeting of stockholders based on a plurality voting standard (assuming a quorum, whoever gets the most votes gets elected, even if not a majority of outstanding shares), in Silver Star’s consent solicitation directors would be elected upon the affirmative vote of a majority of the voting power of the Company’s common stock—a very high threshold that the Hartman Group believes is highly unlikely to be achieved. If no one receives the absolute majority, it is a failed election. But that result doesn’t matter to the Entrenched Directors, because if the stockholders fail to vote to elect the Entrenched Directors, they will remain on the Board anyway as holdover directors and the status quo will remain unchanged and they will continue to receive their Board fees. The Hartman Group believes that the Entrenched Directors are trying to prevent Silver Star stockholders from exercising their rights as stockholders to choose board members at an annual meeting.

The Hartman Group believes that the Entrenched Directors are seeking to remain on the Board, and to deny the Company’s stockholders the fundamental choice of whether to re-elect the Entrenched Directors or consider an alternative director slate with a different vision for the Company. This is concerning because this is a crucial time for the Company when stockholders need to be able to make important decisions about the Company’s future, including whether the Company should be liquidated and capital returned to stockholders as required under the Company’s charter.

As stockholders may be aware, the Company’s charter requires the Company to begin the process of liquidating its assets and returning value to stockholders if, within 10 years of the termination of its initial public offering, the Board has not caused the Company’s common stock to be listed or quoted for trading on an established securities exchange unless the Board has obtained the approval of a majority of the Company’s stockholders to defer the liquidation or approve an alternate strategy. The 10-year period expired earlier this year without the requisite stockholder approval, yet the Company has not commenced liquidation—the Board has, rather, caused the Company to pursue an un-approved new strategy and ignored its obligation to start returning value to stockholders. Each day that the Board continues on this path, it continues to be in breach of its obligation to follow the Company’s charter. Yet even now, the Hartman Group believes the Entrenched Directors are seeking to entrench themselves on the Board to continue down this path.

The Hartman Group believes the Entrenched Directors will do almost anything to remain in office. In addition to failing to hold an annual meeting and comply with the Company’s charter and begin the wind-down, the Entrenched Directors are actively trying to block Hartman from contacting other stockholders regarding his concerns, in violation of Maryland law. Hartman submitted a valid request for a list of Silver Star’s stockholders to which he is entitled under Maryland law. The Entrenched Directors have not complied with that request. This is a second matter that has forced Hartman to sue, and which is being addressed in the current litigation. Unfortunately, the Board has been successful for too long already in blocking Hartman’s attempts to communicate with the Company’s other stockholders in a meaningful manner about the need for change in the Company’s Board composition. The Hartman Group believes that the Company’s stockholders should know that Hartman has been trying to reach them to discuss this important issue, and that the Board has been shutting the door in his face, we believe due to the fear of what might happen if stockholders actually had a meaningful choice in director elections. We question why the Entrenched Directors are wasting Silver Star’s assets defending litigation which could be settled by their complying with the Company’s charter and/or Maryland law.

WARNINGS TO SILVER STAR STOCKHOLDERS

Hartman has a number of concerns about the Entrenched Directors, and the possibility of their remaining in office. Hartman has been put in a position where he must bring critical things to the attention of the Company’s stockholders.

Hartman believes that the Entrenched Directors may be Motivated by Personal Financial Interests at the Expense of Stockholders

•	The Entrenched Directors are purportedly “independent” but this has not stopped them from acting in their own interest rather than that of the stockholders. For one thing, they have granted themselves excessive incentive compensation, which, although it would seem to vest over three years, would be accelerated and become fully-vested if the holder is not re-elected as a director of the Company. On April 6, 2023, in spite of the Company’s poor performance, the members of the Executive Committee granted to each of themselves 1,053,253 Performance Units—this is the maximum number of units that can be issued to an individual under the 2023 Incentive Plan. The Company discloses a fair value of the aggregate Performance Units of less than $1,000,000, however, we believe the Performance Units could ultimately be worth significantly more to each of the Entrenched Directors and that the Company’s SEC filings do not adequately enable stockholders to understand the potential value of the Performance Units or other material terms that would typically be disclosed. We are concerned that the grant of these Performance Units was not disclosed in the Entrenched Director’s consent solicitation, that the Entrenched Directors have set their own compensation, and that they knowingly maximized their performance unit awards to the greatest extent permitted under the 2023 Incentive Plan. This behavior is representative of Hartman’s main concern: the Entrenched Directors’ interests are not aligned with the Company’s stockholders!

•	Consider that in contrast, while Hartman served as CEO of Silver Star he received no compensation as an officer. His only benefit was working for the appreciation of his Silver Star stock, the same as every other stockholder. Consider also that Hartman has invested in the Company’s stock and that he is currently the largest stockholder, whereas the Entrenched Directors have only a de minimis number of shares, unless you count the Performance Shares which they granted to themselves. The Entrenched Directors have worked hard to paint a picture of Hartman as being motivated by his personal interests, but his actions have shown that his main concern is for the best interests of the Company and its stockholders. Further, as a stockholder himself, he derives value from the Company in the same way that other stockholders do and is therefore aligned with YOU.

The Hartman Group has a vision for Silver Star that is fundamentally different from that of the Entrenched Directors.

Entrenched Directors plan for Silver Star	Al Hartman’s plan for Silver Star
The Entrenched Directors have ignored the charter and its requirement to wind down and insist on repositioning the Company into a new and risky asset base.	Hartman advocates for a complete liquidation of the Company, and full return of capital to investors, per the Company’s charter.

The Entrenched Directors has awarded themselves Performance Units as excessive director compensation.	Mr. Hartman never took a Salary during his 20 years of leading the company as its CEO

The occupancy of the portfolio has plummeted under Mr. Haddock’s leadership and assets are selling for depreciated prices. Occupancy was at 79% in September 2022, Mr. Hartman’s last month as CEO, but as of June 2023 was at 75%, according to the Company’s disclosures in its SEC filings.	Mr. Hartman increased occupancy of the portfolio to 81% during his tenure and is well equipped to liquidate the assets and maximize stockholder value.

The Entrenched Directors are taking actions and engaging in litigation to avoid providing stockholders with a choice for the Company’s future by refusing to schedule an annual meeting	Mr. Hartman advocates for a Company stockholder Annual Meeting

Mr. Haddock has created a high executive turnover work environment, where two recruited CEOs in less than a year turned over without notice.	Mr. Hartman created an environment of low executive turnover and employee satisfaction.

Turbulence on All Fronts have Reigned at the Company under Haddock’s Leadership

•	Continuity of the executive team, which was stable with Hartman at the helm, has buckled under the leadership of Gerald Haddock (“Haddock”), chairman of the Executive Committee and newly appointed Executive Chairman and Chief Executive Officer. We question whether Haddock has actually been planning to have himself appointed CEO of Silver Star all along. Haddock was previously CEO of Crescent Real Estate Equities Co., where he resigned after a precipitous decline (approximately 50% drop) in the stock price. He then sued his former employer--and lost. We question if Haddock is trying to redeem himself from his disastrous tenure at Crescent by all of his actions at Silver Star. Silver Star stockholders cannot afford a 50% decline in value.

•	Due to his commitment to the Company, and despite challenges that the Company faced during the unprecedented high interest-rate environment that has dominated the last couple of years, during Hartman’s tenure as CEO he consistently increased occupancy in the Company’s real estate portfolio, which directly corresponded to the overall increase in value of the Company. The Company’s portfolio had a tenant occupancy of 81% at the time Mr. Hartman was removed as Chief Executive Officer, representing an increase from 60%-70% when the properties were acquired. Since the Entrenched Directors removed Mr. Hartman as CEO, tenant occupancy has declined to 71%, as of November 2023, a decline of over 10%. Under the leadership of Haddock, chairman of the Executive Committee and newly appointed Executive Chairman and Chief Executive Officer, in just one year the occupancy of the portfolio has plummeted, and resulting values have dropped dramatically.

•	Mark Torok, the first CEO the Entrenched Directors hired after it ousted Hartman, was terminated 9 months after starting with the Company. Steve Treadwell was hired in July and left just 3 months later. In contrast, the turnover of direct executive reports to Hartman was less than 10%. Dave Wheeler, former CIO and now CEO, has a 20-year tenure at the Company. Lou Fox, former and current CFO, has a 15-year tenure. Kim Strickland, former COO, had a 10-year tenure and was terminated by Gerald Haddock. Yet while struggling to establish an executive officer slate, the Company continues to double down on a self-storage investment strategy, despite to our knowledge having zero executives or Board members with self-Storage experience.

•	In a troubling development, we believe the Company was recently FIRED by its auditing firm. On December 4, 2023, the Company disclosed in a confusing release that Weaver and Tidwell, L.L.P. was not seeking re-election as the Company’s auditor for the 2023 fiscal year. Silver Star also announced that the Board is seeking a new independent registered public accounting firm as soon as practicable. We believe this confusing disclosure means that the Company’s auditor resigned just weeks prior to year end, possibly because of concerns about the Entrenched Directors, although we do not know. This certainly raises questions about why Weaver felt compelled to end its engagement, and why now.

Correcting the Record

The Entrenched Directors, led by Haddock, have made several misstatements about Company operations in an attempt to paint Hartman in an unsavory light. Hartman desires to correct the record so that the stockholders of the Company can consider all of the facts.

•	The Company has alleged that Hartman mislead the Board about the Company’s performance. FALSE.

No material information was withheld, intentionally or otherwise. Every Board meeting included Lou Fox (CFO) providing financial information and Michael Racusin (General Counsel) providing legal, both of whom are still employed by the Company. Hartman lead the Company through meetings to obtain collective input and provided all requested information to the Board.

•	The Company has alleged that Hartman has impeded stockholder liquidity. FALSE.

Under Hartman’s leadership, and with full Board participation, the Company’s growth strategy was successfully executed in consideration of a forthcoming public listing. A business decision to not do a public offering was made, due to a 30% discount devaluation, which the Board agreed upon and approved. The prior decision of management and the Board to pivot to merging Silver Star and Hartman vREIT XXI, Inc. into a NAV REIT (Net Asset Value REIT, a continual life fund) would have provided liquidity to shareholders without a large discount. This planned merger was initiated by the Board of Directors and years in the making. Because this merger did not happen, liquidation of Silver Star is the only option pursuant to the Company’s charter.

•	The Company has alleged that Hartman had an excessive degree of control as CEO due to creating a culture that stifled dissenting viewpoints. FALSE.

All major decisions were made with the help of the Executive Committee. Additionally, the Finance Committee met weekly during Hartman’s tenure. The Finance Committee consisted of the CFO, CIO, General Counsel, Controller, and analysts. All financial aspects of the company were addressed, and collective decisions were made in this committee. Hartman was very intentional about running a bottom-up culture, in the interest of allowing the Company to arrive at the right answers by solving the department problems at the department level.

•	The Company has alleged that during Hartman’s tenure, tenant turnover was excessive. FALSE.

Mr. Hartman led renewal conversations 30 months in advance to retain all tenants over 10,000 square feet. Aggressive new tenant prospecting was foundational to the business model, requiring a large leasing staff that leased the properties up. Furthermore, occupancy has dropped precipitously since Haddock took over nearly 1 ~~year~~ ago.

Occupancy was at 79% in September 2022, Mr. Hartman’s last month as CEO, but as of June 2023 was at 75%, according to the Company’s disclosures in its SEC filings.

CONCLUSION

The Hartman Group does not believe that the Entrenched Directors are people who YOU want making business decisions with OUR capital. There are simply too many things that call into question their judgment and their motivations!

The Hartman Group believes that it is time to return capital to the stockholders of the Company, the true owners.

The Company’s charter requires that it be liquidated and wound down. The time has passed for that process to have begun. We believe the Board has a legal obligation to wind down the Company. The Board is operating in violation of this obligation; further, we believe that the self-storage facility strategy currently being pursued by the Board, without stockholder approval, is not permitted under the terms of the Company’s organizational documents and that, in any case, is not the right strategy at this time.

We would like the opportunity to propose directors at an annual meeting of the Company’s stockholders who will work to wind down the Company and return capital to its stockholders.

For all these reasons, the Hartman group is going to vote NO to the proposal in the consent solicitation for the re-election of the Entrenched Directors.

Contact:

Al Hartman (713) 234-5011
IR@hartman-investments.com

Additional Information

The persons identified on the cover page hereto (collectively, the “Hartman Group”) have filed a Preliminary Consent Revocation Statement (the “Preliminary Consent Revocation Statement”) together with a BLUE consent revocation card with the SEC in connection with the consent solicitation initiated by Silver Star Properties REIT, Inc. (the “Consent Solicitation”), and intends to file a Definitive Consent Revocation Statement (the “Definitive Consent Revocation Statement”) as soon as possible. STOCKHOLDERS ARE URGED TO READ THE PRELIMINARY CONSENT REVOCATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE DEFINITIVE CONSENT REVOCATION STATEMENT WHEN AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT THE HARTMAN GROUP FILES WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the Preliminary Consent Revocation Statement, the Definitive Consent Revocation Statement when available, and any amendments or supplements thereto and any other documents (including the BLUE consent revocation card) at the SEC’s website (http://www.sec.gov).

Certain Information Regarding Participants

The respective members of the Hartman Group may be deemed to be participants in the solicitation of consent revocation cards from stockholders in connection with the Consent Solicitation. Additional information regarding the identity of these participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Preliminary Consent Revocation Statement and will be set forth in the Definitive Consent Revocation Statement and any other materials to be filed with the SEC in connection with the Consent Solicitation.